Manuel G. Rivera Senior Counsel

666 Fifth Avenue, 31st Floor • New York, New York  10103-3198

mgrivera@fulbright.com • Direct: 212 318 3296 • Main: 212 318 3000 • Facsimile: 212 318 3400

September 24, 2012

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Mara L. Ransom, Assistant Director

Re:                        Fairway Group Holdings Corp.
Confidential Draft Registration Statement on Form S-1
Originally Submitted August 2, 2012
CIK No. 0001555492

Ladies and Gentlemen:

On behalf of Fairway Group Holdings Corp. (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in your letter dated August 31, 2012, in connection with the Company’s Confidential Draft Registration Statement on Form S-1 for the proposed initial public offering of its Class A common stock (the “Confidential Submission”), submitted to the Commission on August 2, 2012.  For convenience of reference, we have recited the Staff’s comments in bold face type and have followed each comment with the Company’s response.  Page references included in the Company’s responses are to those contained in the Registration Statement on Form S-1 (the “Registration Statement”), which is being publicly filed with the Commission on EDGAR along with this letter and certain exhibits to the Registration Statement (including the Confidential Submission).  Hardcopies of the Registration Statement, including copies marked against the Confidential Submission, and supplemental documents furnished in response to some of the Staff’s comments, are being hand-delivered to the Staff.

Confidential Draft Registration Statement on Form S-1C

1.                                    Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered.  Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES • MINNEAPOLIS
MUNICH • NEW YORK • PITTSBURGH-SOUTHPOINTE • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC

www.fulbright.com

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

Response:        Please note that the Registration Statement does not include a price range for the public offering price, as it has not yet been determined.  The Company acknowledges the Staff’s comment and advises the Staff that it will provide the omitted information in a future pre-effective amendment when such information is known.  The Company confirms that such information will be included prior to any public distribution of the preliminary prospectus and that it will allow the Staff sufficient time to review the Company’s complete disclosure prior to any distribution of preliminary prospectuses.

2.                                    Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating FINRA has cleared the filing.

Response:        The Company confirms that it will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that that FINRA has cleared the filing.

3.                                    All exhibits are subject to our review.  Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible.  Please note that we may have comments on the legal opinion as well as the other exhibits once they are filed.  Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Response:        The Company acknowledges the Staff’s comment, advises the Staff that it has filed all currently available exhibits required under Item 601 of Regulation S-K and confirms that it will file all remaining exhibits in a future pre-effective amendment.  The Company will provide the Staff sufficient time to review the exhibits before the Company requests that the Registration Statement be declared effective.

4.                                    Please provide us with gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response:        The Company has added the gatefold information to the prospectus in response to the Staff’s comment.  See the inside front cover of the prospectus.

5.                                    Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

Response:        The Company advises the Staff that no written materials have been provided to potential investors in reliance on Section 5(d) of the Securities Act and the Representatives of the underwriters have advised the Company that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act or Section 105(a) of the Jumpstart Our Business Startups Act.

6.                                    Please disclose the basis for all of your assertions about your competitive position within your industry.  If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this.  Please note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.  Alternatively, please confirm that these sources are widely available to the public.  If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.  Please also provide independent supplemental materials, with appropriate markings and page references in your response, supporting these statements.  The following are examples only of some of your competitive position assertions:

•          “Fairway Market is a high-growth food retailer…,” pages 1, 54 and 75;

•          “…a leading food retailing destination in the Greater New York City metropolitan area…,” pages 1, 54 and 75;

•          “…an unmatched selection of fresh, natural and organic products…,”

•          “Our prices typically are lower…,”

•          “…unique product assortment not found in either conventional grocery stores or natural/specialty stores…,”

•          “We believe our stores are among the most productive…,” and

•          “…industry leading productivity,” pages 3 and 77.

Please also provide us with a copy of the Buxton study, with appropriate markings and page references, to support your statements regarding the potential for your future growth.

Response:        The Company advises the Staff as follows with respect to its competitive position assertions:

•                 The statement that “Fairway is a high-growth food retailer …” is based on the percentage growth Fairway has experienced over the past several years in both revenues and EBITDA compared to other publicly-traded food retailers.  The 2011 Inc. Magazine 5000 indicates the Company’s three year growth rate at 50%.  A copy is supplementally being provided to the Staff.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

•    The statement that Fairway is “…a leading food retailing destination in the Greater New York City metropolitan area…,” is supported by the average sales per store and average sales per square foot generated by its stores as compared to these metrics for its competitors, which demonstrates that customers prefer to shop at its stores.  The Company was noted as a “destination retailer” among supermarkets in a November 2009 New York Times article, and the New York Magazine online shopping guide states that “For many Upper West Siders, life without Fairway is inconceivable”.  A copy of these materials are supplementally being delivered to the Staff.

•    The statement that our stores offer “. . . an unmatched selection of fresh, natural and organic products…,” is based on the fact that Fairway offers a larger variety of fresh, natural and organic products than is carried by the typical conventional grocery store and a larger variety of conventional groceries than is carried by the typical natural/specialty food store.  The Company has changed the word “unmatched” to “extensive” throughout the prospectus.  See pages 1, 57, 83 and 91.  The Company was noted in Gerry Frank’s book “Getting to Know New York” as having made its name with “an incredible selection of fruits and vegetables.”  A copy of the relevant pages is supplementally being provided to the Staff.

•    The statement that “Our prices are typically lower …” is based upon the Company’s continuous monitoring of the prices charged by its competitors compared to the Company’s prices for a typical market basket.

•    The statements “We believe our stores are among the most productive …” and “industry leading productivity” are based upon a comparison of the Company’s stores and Whole Foods and The Fresh Market on trailing twelve months average sales per store, sales per square foot, gross margin and return on invested capital as reported by, or derived from, the public filings of Whole Foods and The Fresh Market.

In addition, the Company advises that Staff that the Buxton Company study was prepared at the Company’s request for a fee, but the Company did not fund and was not otherwise affiliated with any other reports concerning its industry position cited in the prospectus.  Each report, other than the Buxton Company study, is widely available to the public.  A copy of the Buxton Company study, with appropriate markings and page references, is being provided to the Staff supplementally.  The consent of the Buxton Company has been filed as Exhibit 23.3 to the Registration Statement.

The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act, that the Staff return the copy of the Buxton report to the undersigned once the Staff has completed its review.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

Table of Contents, page i

7.                                    Please relocate the dealer prospectus delivery obligation to the outside back cover page of the prospectus.  Please see Item 502(b) of Regulation S-K.

Response:        The Company advises the Staff that it would like to retain the dealer prospectus delivery legend in its current position because due to the requirements of the electronic delivery format, the lead manager has moved all the information previously found on the back cover page to the table of contents page.  Since this legend is important disclosure that applies to the entire document, the Company is concerned that it may be overlooked if it is imbedded further in the document.  Moreover, Credit Suisse has advised the Company that it received specific approval from Shelley Parrett of the Staff to position the legend in this location.  Therefore, the Company respectfully submits that it should be retained in its current position.

Market and Industry Data, page ii

8.                                    We note you cite market data that is “[b]ased on demographic research conducted for us by the Buxton Company…” which you state on page 4 and elsewhere in your filing.  Please file the consent of Buxton as an exhibit to this registration statement or confirm that this study is widely available to the public.  To the extent any of the other studies cited in your filing were conducted by you or with your involvement, please clearly state this in your filing and file the relevant party’s consent as an exhibit or confirm that the relevant study is widely available to the public.  In addition, please delete the statement that you “have not independently verified any third-party information” to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response:        The consent of the Buxton Company has been filed as Exhibit 23.3 to the Registration Statement.  The prospectus reflects, in the statement “Based on demographic research conducted for us by the Buxton Company, a customer analytics research firm…”, that the Buxton Company prepared the cited study for the Company.  See pages 4, 58, 86 and 89.  No other study cited in the prospectus was conducted by or with the Company’s involvement, and each other study cited in the prospectus is widely available to the public.  The statement that the Company has not independently verified any third-party information has been revised to address the Staff’s comment.  See page ii.

The Company advises the Staff that the Willard Bishop June 2011 publication, The Future of Food Retailing, referred to in the Registration Statement is available online for no charge and the Food Marketing Institute study and survey, Progressive Grocer material and Hartman Group Study referred to in the Registration Statement are available online for a charge.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

Prospectus Summary, page 1

9.                                    Please revise your prospectus summary to provide a brief overview of the key aspects of your offering and that is not repetitive of disclosure provided elsewhere in your prospectus.  Currently, your summary is lengthy and contains duplicative information.  As examples only, and not as an exhaustive list, we note your disclosure on page 1 contains much of the information presented on page 54 while your discussion on pages 2-4 overlaps significantly with the discussion on pages 76-78.  Please see the instruction to paragraph 503(a) of Regulation S-K and Note 4 to Rule 421(b) of Regulation C.

Response:        The Prospectus Summary has been revised in accordance with the Staff’s comment.  See pages 1 through 4.

Risks Affecting Our Business, page 4

10.                            Please balance the discussion of your company, competitive strengths and growth strategy with a discussion of the principal competitive challenges and risks facing the company.  Your summary risk factors in this section are insufficient in this regard.  As examples only, and not as an exhaustive list, please briefly discuss risks associated with:

•          the restrictions on your use of the Fairway name;

•          your election to take advantage of the controlled company exemption; and

•          Sterling Investment’s concentrated ownership, voting rights and board representation following the offering including a quantification of Sterling Investment’s ownership interest both before and after the offering.

Response:        The disclosure under the caption “Risks Affecting Our Business” has been revised in accordance with the Staff’s comment.  See pages 4 through 5.

Exchange, page 5

11.                            We note the discussion of your internal recapitalization.  Please tell us what will happen to the 16,282 warrants to purchase your common stock that were outstanding at April 1, 2012.  Also explain to us in reasonable detail how you will account for any change to these warrants resulting from your internal recapitalization or your offering.  Please revise your disclosures where appropriate to provide this information to your investors.

Response:        The terms of the outstanding warrants to purchase common stock will be amended in accordance with the terms of the recapitalization; i.e., the shares of common stock

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

for which the outstanding warrants are exercisable will be subject to the same stock split and will be reclassified into Class B common stock, and the exercise price per share of the warrants will be proportionately adjusted.  The Company does not believe the change in the number of warrants being issued as a result of the internal recapitalization requires any change in how it accounted for the warrants.  The disclosure concerning the internal recapitalization has been revised in accordance with the Staff’s comment.  See pages 5, 9 and 125.

Implications of Being an Emerging Growth Company, page 5

12.                            We note your disclosure in the third bullet point in this section.  Please also briefly describe the exemption from Section 14A(b) of the Securities Exchange Act of 1934 that is available to you as an emerging growth company.

Response:        A reference to the exemption from say-on-golden parachute votes has been added to the third bullet point under the caption “Implications of Being an Emerging Growth Company”.  See pages 6 and 40.

The Offering, page 7

13.                            Considering there are several material transactions that are anticipated to occur in connection with your offering, including a stock split, the redemption or conversion of all of your outstanding redeemable preferred stock, the redemption of a portion of your debt and the payment of certain fees to your Sponsors, please tell us what consideration you gave to providing pro forma financial statements under Article 11 of Regulation S-X.

Response:        The Company has determined not to repay debt with the proceeds of the offering.  Accordingly, references to repayment of debt as a use of proceeds have been deleted.  See pages 7, 8 and 44.  The Company notes that the effect of the internal recapitalization and the redemption of the preferred stock with cash or shares of Class B common stock will be reflected in the pro forma as adjusted column of the Capitalization table.  In addition, the Company does not believe that pro forma financial statements showing the elimination of the Sponsors’ management fees from the historical financial statements will be material to an investors’ understanding of the Company’s financial results.  The Company also notes that in note 6 of both “Summary Historical Consolidated Financial and Other Data” and “Selected Historical Consolidated Financial and Other Data,” the Company breaks out the amount of management fees paid to the Sponsor.

14.                            Please revise this section as well as your Use of Proceeds section to specify how much of each series of preferred stock you intend to redeem using the proceeds of this offering.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

Response:        The use of proceeds disclosure in the Prospectus Summary and the Use of Proceeds section of the prospectus have been revised in accordance with the Staff’s comment.  See pages 7, 8 and 44.

15.                            For the relevant series of preferred stock being redeemed using the proceeds of this offering, please revise your Prospectus Summary to state:

•          the dollar amount originally received by the company for the issuance of the preferred stock;

•          the redemption price of the preferred stock; and

•          whether, and if so how much, the amount paid from the use of proceeds will include any accrued and unpaid dividends.

Please provide the information in the bullet points above on both a per share and aggregate basis.  Please also include any other material redemption terms for the relevant series of preferred stock.

Response:        The Prospectus Summary has been revised to include details concerning the redemption of the preferred stock in accordance with the Staff’s comment.  See pages 7, 8 and 44.  The Company advises the Staff that, as reflected in the Registration Statement, it intends to pay all accrued dividends with cash first and then use any remaining cash to redeem a portion of the preferred stock.

16.                            Please revise your Prospectus Summary to state that the preferred shares are redeemable at the option of your Board of Directors which is controlled by holders of your preferred stock.

Response:        In accordance with the Staff’s comment, the Prospectus Summary has been revised to state that the preferred stock may be redeemed at the option of the Company’s Board of Directors, which is controlled by holders of the Company’s preferred stock.  See pages 7 and 44.

Risk Factors, page 14

17.                            In an appropriate place in this section, please discuss the risks associated with your recent net losses as well as your prospects for future profitability.

Response:        A risk factor concerning risks associated with the Company’s recent net losses and prospects for future profitability has been added, in accordance with the Staff’s comment.  See page 19.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

The landlord for a portion of our Broadway store…, page 20

18.                            Please revise to quantify the importance of your Broadway store so as to put this risk factor in greater context.

Response:                               The Company prefers not to quantify the importance of the Broadway store, because it will provide its competitors with information about the Company’s operations at this store that will be competitively disadvantageous to the Company.  The Company supplementally advises the Staff that at the end of fiscal 2016, just before the Company might have to temporarily close the store, the Company currently projects that the Broadway store will represent less than 10% of the Company’s net sales.

We have significant debt service obligations…, page 25

19.                            Please revise to quantify your current debt so as to put this risk factor in greater context.

Response:                               The risk factor has been revised to quantify the Company’s current debt to put the risk factor in greater context, in accordance with the Staff’s comment.  See page 28.

Use of Proceeds, page 41

20.                            Once you determine the amount of debt to be repaid from the proceeds of the offering, please separately quantify the amounts to be paid for principal, accrued interest, and any redemption premiums.  Similarly, once you determine the amount of preferred stock to be redeemed from the proceeds of the offering, please separately quantify the amounts to be paid for preferred stock and accumulated unpaid dividends on such stock.

Response:                               The Company has determined not to repay debt with the proceeds of the offering.  Accordingly, references to repayment of debt as a use of proceeds have been deleted.  See pages 7 and 44.  The Company acknowledges the Staff’s comment concerning disclosure of the amount of preferred stock to be redeemed and accumulated dividends thereon to be paid from the proceeds of the offering, and advises the Staff that it will provide the omitted information in a future pre-effective amendment when such information is known.  See pages 7 and 44.

21.                            Note 8 to your financial statements indicates that all of your preferred stock is redeemable at the option of your Board of Directors, which is controlled by the holders of the preferred stock.  Please explain to us how you will determine the portion of the preferred stock to redeem for cash with the proceeds of this offering and the portion to convert into Class B common stock, and revise your disclosures

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

in an appropriate location within your filing to better explain this matter to your investors.

Response:                               The Company will determine the portion of the net proceeds of the offering to be used to pay accrued dividends on the preferred stock and to redeem preferred stock in consultation with the underwriters, based in part on the amount of cash the Company desires to retain on its balance sheet for new store growth and other general corporate purposes.  The remainder of the preferred stock will be exchanged for Class B common stock in connection with the offering.  The disclosure has been revised in accordance with the Staff’s comment.  See pages 7, 8 and 44.  The amount of the net cash proceeds of the offering will be determined prior to distribution of the preliminary prospectus.

22.                            We note you may be using a portion of the proceeds to repay your outstanding debt.  Please provide the information required by Instruction 4 to Item 504 of Regulation S-K.

Response:                               The Company has determined not to repay debt with the proceeds of the offering.  Accordingly, references to repayment of debt as a use of proceeds have been deleted.  See pages 7 and 44.

Selected Financial Data, page 48

23.                            We note your disclosure at the bottom of page 50 in footnote (5) that “earnings available for common stockholders was zero, as the unpaid dividends [on preferred stock] exceeded net income.” However, we note that your Statements of Operations on page F-4 reflect a net loss attributable to common stockholders in each of the three years presented.  Please revise footnote (5) to agree with the loss amounts presented in your financial statements.  Please similarly revise footnote (5) to your Summary Historical Consolidated Financial and Other Data.

Response:                               The Company has revised footnote (5) in accordance with the Staff’s comment.  See page 13 and 54.

24.                            We note the placeholders for basic and diluted loss per common share.  Please tell us how the amounts presented here will differ from the amounts currently presented in your historical financial statements.  Please also clarify whether you anticipate a difference in these loss per share amounts as compared to your historical financial statements at the time that you complete this disclosure.  To assist us in better understanding this matter, please also clarify for us whether your internal recapitalization, which you define as a stock split and reclassifying your outstanding common stock into Class B common stock, will occur prior to your request for

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

effectiveness, and if so, whether you anticipate reflecting this recapitalization within the historical financial statements contained in this Form S-1.

Response:                               The Company advises the Staff that the amounts presented in the historical financial statements will be revised to reflect the stock-split once the amount of the stock split is determined and that the amounts here and in the historical financial statements will not differ.  The Company anticipates that the stock split and reclassification will occur immediately prior to the Company’s request for effectiveness and the recapitalization will be reflected in the historical financial statements contained in the Registration Statement.

25.                            We note the placeholders for pro forma basic and diluted loss per common share and the calculation of the pro forma weighted average number of common shares outstanding on page 51.  Based on the narrative description in footnote (5), we assume that you intend to present pro forma loss per share as calculated under Article 11 of Regulation S-X; however, if that is your intent, it is unclear to us your basis for presenting pro forma loss per share for periods prior to the most recent fiscal year and interim period.  It is also unclear to us whether this metric will include the shares of Class A common stock expected to be issued in your offering.  Please explain to us in more detail how you will calculate this pro forma amount and the basis for your presentation.

Response:                               The Company intends to present pro forma loss per share to show the effect of the issuance of shares of Class B common stock in exchange for shares of its outstanding preferred stock, including the accrued but unpaid dividends, as if the preferred stock had never been outstanding.  The Company believes this will provide more meaningful information to investors, as the preferred stock will not be outstanding after the closing of the offering.  The Company does not intend to include the shares of Class A common stock expected to be issued in the offering in the pro forma calculation, as it will result in a smaller loss per common share and therefore be anti-dilutive.

26.                            We assume from disclosures elsewhere in your filing that your Class A and Class B common stock will share equally on a per share basis in your net income or net loss, and therefore the net income or loss per share for any given period will be the same amount for each class.  If our understanding is correct, please consider clarifying this to your readers by disclosing that you are calculating pro forma basic and diluted loss per share attributable to Class A and Class B common shareholders.

Response:                               The Company confirms that the Staff’s understanding is correct.  The Company has clarified that the Class A and Class B common stock will share equally on a per share basis in the Company’s net income or net loss.  The Company notes that there will be no Class A common stock outstanding prior to this offering and, as a result, pro forma basic and

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

diluted loss per share is based only upon the Class B common stock outstanding.  See pages 13 and 54.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 61

27.                            We note that fiscal 2012 and fiscal 2010 consist of 52 weeks, while fiscal 2011 consists of 53 weeks.  Please revise your analysis of results of operations to quantify the impact of the extra week contained in fiscal 2011, where practicable.  At a minimum, please quantify the impact of the extra week on revenue, gross profit, direct store expenses, and general and administrative expenses.

Response:                               The analysis of the results of operations has been revised to quantify the impact of the extra week contained in fiscal 2011, in accordance with the Staff’s comment.  See pages 67 through 70.

28.                            We note your disclosure on page 79 and in other parts of your filing where you state one aspect of your growth strategy is to improve your operating margins by continuing to implement your operating initiatives which includes price optimization and shrink reduction.  We further note your disclosure on pages 62 and 64 discussing reasons behind your increase in gross margin which were attributable to, among other things, your price optimization initiative and reduced inventory shrinkage.  Please revise to quantify the decrease in your cost of sales attributable to your price optimization initiative and reduced inventory shrinkage, if possible.  Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:                               The Company has revised its disclosure to explain in more detail its price optimization strategy.  The Company is unable to quantify the decrease in cost of sales due to its price optimization initiative and reduced inventory shrinkage.  See pages 65, 67 and 69.

Liquidity and Capital Resources, page 67

29.                            We note your disclosure at the bottom of page 69 that your Senior Credit Facility contains customary negative covenants, including restrictions on redemptions on your equity interests.  Please explain to us in reasonable detail how you considered these restrictions when deciding to spend a portion of the proceeds of this offering on the redemption of certain of your outstanding preferred stock.  Please also revise your disclosures in appropriate locations within your filing to clarify this matter to your investors.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

Response:                               The description of the Company’s Credit Facility has been revised to disclose that the Credit Facility permits the Company to use the proceeds of the offering to redeem its outstanding preferred stock.  See page 76.

Investing Activities, page 68

30.                            Please revise to quantify the amount of capital expenditures in fiscal 2012, 2011 and 2010 attributable to your merchandising initiatives, equipment upgrades and enhancements to existing stores.  Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:                               The Company has quantified its capital expenditures in fiscal 2012, 2011 and 2010 attributable to its merchandising initiatives, equipment upgrades and enhancements to existing stores, in accordance with the Staff’s comment.  See page 74.

Critical Accounting Policies and Estimates, page 72

Stock-Based Compensation

31.                            Please add disclosure to an appropriate location within your Management’s Discussion and Analysis, such as your Critical Accounting Policies, related to the valuation of your stock-based compensation as compared to your estimated initial public offering price, as we believe this provides important information to your investors.

Response:                               The Registration Statement has been revised to indicate the value of the restricted stock issued in fiscal 2012 compared to the estimated initial public offering price.  See page 81.  The Company advises the Staff that the Company’s common equity was valued by an unrelated valuation specialist (the “Specialist”) as of April 1, 2012.  The Specialist’s analysis was performed pursuant to the provisions of Accounting Standards Codification Topic 718, Compensation - Stock Compensation (ASC 718).

32.                            For any options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing, please tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”).  In addition, please revise to disclose the following information related to issuances of equity instruments:

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

•                                         Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying stock and instruments granted;

•                                         Discuss the significant factors contributing to the difference in the fair value determined, either contemporaneously or retrospectively, between each grant and equity related issuance.  This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement.  Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

Response:                               The Company has never granted any options.  In fiscal 2012, the Company issued 2,431 restricted shares of common stock at a price of $1.50 per share.1  As part of the Company’s fair valuation analysis, it engaged an unrelated valuation specialist (the “Specialist”) to value its common stock as of April 1, 2012 (the “Valuation Date”), based on information provided by the Company.  The valuation was performed contemporaneously and issued in final form on May 23, 2012.  No other valuations of the Company’s equity instruments were conducted in the 12 months prior to July 1, 2012, the date of the most recent balance sheet included in the Registration Statement.

The Specialist’s analysis included:

•                 Discussions with management regarding the history and nature of the Company, the market for services in its service area and financial/accounting issues;

•                 Research and analysis of the external business environment based upon published information regarding the economy and the supermarket industry and, in particular, the outlook for the Company’s future;

•                 Review and analysis of the internal business environment, including historical operating and financial performance; and

•                 A consideration of any previous transactions regarding the sale of an interest in the Company and the sales of similar businesses.

Pursuant to the guidance provided in the Practice Aid, the Specialist’s analysis utilized the probability-weighted expected returns (“PWERM”) method to estimate the value of the

1              Number of shares and price are pre-stock split.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

Company’s common shares.  The PWERM considered three discrete scenarios:  execute an initial public offering within six (6) months of the Valuation Date (“IPO Scenario”); enter into a merger or acquisition transaction within twelve (12) months of the Valuation Date (“M&A Scenario”); and remain as a private company (“Private Company Scenario”).

The total equity value utilized in the IPO Scenario was based on the Company’s financial projections provided to the Specialist.

The total equity value utilized in the M&A Scenario was based on value multiples indicated by relevant merger and acquisition transactions involving targets similar to the Company and occurring in the five (5) years prior to the Valuation Date.

The equity value utilized in the Private Company Scenario was based on a discounted cash flow method and value multiples exhibited by publicly-traded supermarket operators located in the United States (the “Public Guideline Companies”).  Significant assumptions made in the discounted cash flow analysis include a weighted average cost of capital of 11.5% and an expected long-term growth rate of 2.5%. The public Guideline Companies consist of:  Whole Foods Market, Inc. (WFM), Weis Markets, Inc. (WMK), Village Super Market, Inc. (VLGE), Safeway, Inc. (SWY), SUPERVALU, Inc. (SVU), Harris Teeter Supermarkets, Inc. (HTSI), The Kroger Company (KR), and The Fresh Market, Inc. (TFM).  The Company’s total equity value was allocated to the various classes of equity via the option pricing model (OPM).  Significant assumption included in the OPM included an expected time to liquidity of 3 years, based on Management’s best estimate as of the Valuation Date, and an expected volatility of 35%, based on observed return volatilities exhibited by the Public Guideline Companies over a period

All shares issued within 12 months prior to the most recent balance sheet included in the Registration Statement had a fair value per share equal to $1,209.76 (pre-split basis), based on the April 1, 2012 valuation prepared by the Specialist.  The Company confirms that when the estimated IPO price is known and included in the Registration Statement, it will quantify the difference between the fair value of the common stock at April 1, 2012 and the midpoint of the IPO offering range.

33.                            Please tell us your proposed initial public offering price.  Please tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response:                               The Company acknowledges the Staff’s comment and advises the Staff that the proposed initial public offering price has not yet been determined.  Although the Company and the underwriters have engaged in preliminary discussions concerning the valuation of the Company, the underwriters have not communicated their estimated price range and amount for the Company’s stock.  As noted above in response to comment 1, the Company will include the price range for the public offering price in a future pre-effective amendment when

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

such information is known prior to any public distribution of the preliminary prospectus and will allow the Staff sufficient time to review the Company’s complete disclosure prior to any request for effectiveness.

Business, page 75

34.                            To the extent material, please expand the “Pricing Strategy,” “Store Growth and Site Selection” sections, and elsewhere as appropriate, to discuss your Fairway Wine and Spirit locations.  Please see Item 101 of Regulation S-K.

Response:                               The Company advises the Staff that the Fairway Wines & Spirits locations are not material to the Company.  Rather, these locations are used to provide convenience for the Company’s customers.  The Company notes that under current law it is only able to have one wine and spirits location in New York State, and two locations in each of Connecticut and New Jersey, and that it currently has one location in each of those states.  The Company supplementally advises the Staff that the Fairway Wines & Spirits locations accounted for approximately 1.7%, 2.3%, 2.5% and 2.2% of the Company’s net sales for fiscal 2010, fiscal 2011, fiscal 2012 and the thirteen weeks ended July 1, 2012, respectively.

Our Products, page 81

35.                            We note your disclosure concerning sales by product type.  Please revise your disclosure to clarify which category contains sales from your Fairway Wine and Spirits locations.  Also tell us how you considered presenting these sales as a separate product type within your table, including explaining to us whether you separately track the sale of alcoholic beverages at your stores.

Response:                               The Company has revised its disclosure to clarify that sales from its Fairway Wines & Spirits locations are within conventional groceries, in accordance with the Staff’s comment.  See page 89.  The Company determined not to present these sales as a separate product type because the sales are not material and, because of the limited opportunities to open new Fairway Wines & Spirits locations, are expected to represent a smaller percentage of the Company’s revenues in the future.  The Company advises the Staff that, as required by law, it separately tracks the sale of alcoholic beverages at its Fairway Wines & Spirits locations.

Our History, page 75

36.                           Please revise your filing to provide your year of incorporation.  Please also briefly discuss your subsidiaries.  Please see Item 101(a)(1) of Regulation S-K.

Response:                               In accordance with the Staff’s comment, information concerning the Company’s date of incorporation and subsidiaries has been added.  See page 84.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

Executive Compensation, page 100

Summary Compensation Table, page 100

37.                            We note your disclosure in the second paragraph on page 101.  Please explain the material terms of Mr. Sanford’s employment arrangement for fiscal 2012.  Please see Item 402(o)(1) of Regulation S-K.  In your revised disclosure, please also provide the information required by Item 402(o)(5) as it pertains to Mr. Sanford’s bonus.  Your disclosure in the penultimate sentence of the third paragraph on page 101 is insufficient in this regard.

Response:                               The Company advises the Staff that Mr. Sanford did not have an employment agreement for fiscal 2012.  The Summary Compensation Table and the footnotes explain the totality of the Company’s employment arrangements with Mr. Sanford for fiscal 2012.  The Company did not make a non-equity incentive plan award to Mr. Sanford in fiscal 2012, and did not set targets for Mr. Sanford to meet in order to receive a bonus; rather, his bonus was determined based upon an evaluation of his performance and the Company’s performance in fiscal 2012.

38.                            Given the size of Mr. Glickberg’s base salary relative to Messrs. Ruetsch and Sanford, please explain how Mr. Glickberg’s base salary was determined.  Please see Item 402(o)(1) of Regulation S-K.

Response:                               The Company advises the Staff that Mr. Glickberg’s salary was determined in connection with the negotiation of his employment agreement, which is described in the section entitled “Executive Compensation—Employment Agreements—Howard Glickberg,” and was based upon his historical salary.  Mr. Glickberg’s salary reflects his involvement as an owner and operator of the Company for almost 40 years and his substantial experience in several key areas of our business, as described in his biography in the section entitled “Management.”

Security Ownership of Certain Beneficial Owners, page 107

39.                            Please revise or supplement your beneficial ownership table to set forth your beneficial ownership information prior to giving effect to the Exchange so as to include your Series A and B preferred stock.  Please see Item 403 of Regulation S-K.

Response:                               The beneficial ownership table has been revised and supplemented in accordance with the Staff’s request.  See page 116.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

Certain Relationships and Related Party Transactions, page 109

40.                            We note your disclosure in the first and second sentences of this section.  Please clarify whether your related party review, approval and ratification policies and procedures currently are in writing and, if not, how such policies and procedures are evidenced.  Please also provide this information for your anticipated review, approval and ratification policies and procedures after the offering.  Please see Item 404(b)(1)(iv) of Regulation S-K.

Response:                               The Company advises the Staff that the Company did not have a formal policy regarding related party transactions as a private company.  Under the Company’s audit committee charter, the audit committee will be responsible for reviewing and approving all related party transactions.  See pages 103, 104 and 118.

41.                            Please revise this section to include the transaction discussed in the first full paragraph on page F-25 or tell us where this disclosure is located.

Response:                               The disclosure of Mr. Glickberg’s interest in the Company’s Broadway store is located on pages 23 and 24 under the heading “Risk Factors—Risks Related to Our Business—We lease certain of our stores and related properties from a related party” and pages 118 and 119 under the heading “Certain Relationships and Related Party Transactions—Transactions with Howard Glickberg—Real Estate Leases”.

42.                            We note your statement that, other than as disclosed in this section, there were no related party transactions “since March 29, 2010.” Please revise to indicate that there were no such related party transactions since the fiscal year ended March 29, 2012, or advise.

Response:                               The Company has revised the disclosure to clarify that the statement as to the lack of related party transactions includes the period through the date of the prospectus.  See page 118.

Transactions with Howard Glickberg, page 109

43.                            For all of the related party transactions where Mr. Glickberg is involved, please revise to provide the approximate dollar value of the amount of his interest in the transaction, which shall be computed without regard to the amount of profit or loss.  Your aggregate dollar amounts are insufficient in this regard.  Please see Item 404(a)(4) of Regulation S-K.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

Response:                               The Company has revised the descriptions of related party transactions in which Mr. Glickberg is involved to include the approximate dollar value of the amount of his interest in the transaction, in accordance with the Staff’s comment.  See pages 118 through 120.

44.                            Please clarify whether any of the Former Owners are currently preferred stockholders and if so, whether they are related parties under Item 404 of Regulation S-K.  In this regard, we note your disclosure on pages F-25 and F-26.

Response:                               The Company advises that Staff that Mr. Glickberg and one of the other Former Owners currently own shares of Series B preferred stock and Mr. Glickberg also owns shares of Series A preferred stock.  As the other Former Owner that owns shares of preferred stock is not, and during fiscal 2012 was not, an officer or director of the Company, and the preferred stock does not generally have rights to vote, the Company does not believe this individual is a “related party” under Item 404 of Regulation S-K.

Real Estate Leases, page 109

45.                            Please provide the information required by Item 404(a)(3), (a)(4) and (a)(6) of Regulation S-K for Mr. Glickberg’s ownership interest in the co-generation plant.

Response:                               The Company has provided the total amounts paid to the owner of the co-generation plant, as well as the amount to which Mr. Glickberg is entitled based on his ownership interest in this entity, in accordance with the Staff’s comment.  See page 119.  The Company does not believe there is “any other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of the particular transaction” other than the fact, which is disclosed, that the Company has withheld certain payments to this entity.

46.                            We note your disclosure in the last sentence of this section.  Please provide the information required by Item 404(a)(3), (a)(4) and (a)(6) of Regulation S-K for Mr. Ruetsch’s services performed or tell us why you believe this is unnecessary.

Response:                               The Company has revised the disclosure to indicate how much Mr. Ruetsch was paid for these services, in accordance with the Staff’s comment.  See page 119.  The Company advises the Staff that Mr. Ruetsch has no other interest in these entities.

Subordinated Notes, page 110

47.                            For the transactions in this section, please disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the period for which disclosure is required and the amount of interest

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

paid during the period for which disclosure is provided.  Please see Item 404(a)(5) of Regulation S-K.

Response:                               The Company has disclosed principal and interest amounts in accordance with the Staff’s comment.  See page 120.  The Company advises the Staff that no principal payments were made on the $22 million subordinated notes from the date of their issuance until they were paid in full in May 2011, and no principal payments have been made on the $7.3 million subordinated note.

Signage, page 111

48.                            Please provide the information required by Item 404(a)(1), (2) and (a)(6) of Regulation S-K for this transaction.

Response:                               The Company has revised the signage disclosure in accordance with the Staff’s comment.  See page 120.

Management Agreement with Sterling Advisers, page 111

49.                            Please revise to provide the information required by Item 404(a) for the debt financing fee paid to Sterling Advisers which you discuss on page F-26.

Response:                               The Company advises the Staff that it has disclosed the information required by Item 404(a)(1) and (2) in the second sentence of the first paragraph of this section, and the information required by Item 404(a)(3) in the second and fourth paragraphs of this section, and the information required by Item 404(a)(6) in this section.  See pages 120 through 121.  Sterling Advisers has advised the Company that it objects to the disclosure of each individual’s interest in the transactions for competitive reasons, and notes that the Company has no influence on how those amounts are allocated among the members of Sterling Advisers.

Employment Arrangements with Immediate Family Members of Our Executive Officers and Directors, page 113

50.                            Please provide the information required by Item 404(a)(3), (4) and (6) for the transactions with Charles Santoro’s nephew, Herbert Ruetsch’s son, both of Brian Riesenburger’s brothers, Ray Venezia’s children as well as the children and relatives of your “key employees” referenced or tell us why you believe this is unnecessary.

Response:                               The Company has revised the disclosure in accordance with the Staff’s comment.  See page 122.  The Company has deleted the reference to Mr. Santoro’s nephew, as he was a summer intern in the summers of 2010 and 2011.  The Company has determined that

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

Mr. Venezia is not an executive officer and deleted references to Mr. Venezia as an executive officer throughout the prospectus.  The Company has also deleted the reference to “key employees”, as it does not believe that, other than certain of its executive officers, any of its employees is a “key employee”.

51.                            We note your disclosure in the last sentence of this section.  Please also provide this information for fiscal 2011 and 2010.  Please see Item 404(a) of Regulation S-K.

Response:                               The Company has revised the disclosure in accordance with the Staff’s comment.  See page 122.

52.                            In appropriate place in your filing, please identify those “key employees” referenced in this section and explain why you believe they are “key” employees.

Response:                               The Company supplementally advises the Staff that it does not believe that, other than certain of its executive officers, any of its employees is a “key employee”.

Consolidated Financial Statements, page F-1

General

53.                            Please update your financial statements to include unaudited interim financial statements as required by Rule 8-08 of Regulation S-X.  Please refer to Rule 8-03 of Regulation S-X for guidance on preparation of such interim financial statements.

Response:                               The Company has included unaudited interim financial statements in the Registration Statement, in accordance with the Staff’s comment.  See the F-pages, the Summary Historical Consolidated Financial and Other Data on pages 10 through 15, the Selected Historical Consolidated Financial and Other Data on pages 51 through 56, and the additional discussion in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 64 through 66.

Note 1.  Description of Business and Summary of Significant Accounting Policies, page F-7

Description of Business and Organization, page F-7

54.                            The third paragraph under this heading indicates that you acquired four retail food stores from entities under common control in January 2007.  Please explain to us in more detail who owned these four retail food stores prior to January 2007, the transactions that occurred in January 2007, and how this resulted in you acquiring these four retail food stores from entities under common control.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

Response:                               The Company advises the Staff that the four retail food stores, namely: Fairway Operating Corp., Fairway Wholesale and Distribution Company, Inc., Fairway Plainview LLC and Fairway Brooklyn LLC (collectively, the “Selling Entities”), were jointly owned by Howard Glickberg, the Company’s vice chairman of development, and the two Former Partners.  Fairway Group Holdings Corp., the issuer, was incorporated in September 2006 for the purpose of acquiring a controlling interest in these four retail food stores, which occurred on January 18, 2007.  During November and December 2006, the Company formed the following wholly owned subsidiaries for the purpose of consummating the acquisition on January 18, 2007 described in our response to Comment 55 below:  Fairway Group Acquisition Company, a wholly-owned subsidiary of the Company that owns all of the Company’s other subsidiaries; Fairway Broadway LLC, which acquired the assets constituting the Broadway store; Fairway Uptown, LLC, which acquired the assets constituting the Harlem store; Fairway Red Hook LLC, which acquired the assets constituting the Red Hook store; Fairway Plainview LLC, which acquired the assets constituting the Plainview store, and Fairway Group Central Services, which acquired the assets constituting the Company’s corporate services.  All of the LLCs are Delaware limited liability companies.  The Company, as acquirer, was an unrelated entity to the Selling Entities and was not under common control.  The Company has deleted the reference to “entities under common control” in Note 1.  See page F-7.

55.                            Please explain to us in more detail how you accounted for the assets acquired and liabilities assumed from entities under common control.  In doing so, please clarify whether you recorded these assets and liabilities at their carrying amounts in the accounts of the transferring entity at the date of transfer.  Please also explain to us in reasonable detail the transactions that gave rise to the significant amount of goodwill and other intangible assets that are reflected on your balance sheet.

Response:                               The Company advises the Staff that on January 18, 2007, the Company, through its wholly owned subsidiary, Fairway Group Acquisition Company, acquired substantially all of the assets and assumed substantially all of the liabilities of these four retail food stores from the Selling Entities.  The consideration paid for the acquisition consisted of $97.4 million in cash, $2.4 million payable on the later of two years from the date of the acquisition or six months from when the area encompassing the Harlem store was rezoned by the City of New York, a 10% subordinated promissory note in the aggregate principal amount of $22 million, recorded by the Company at fair value of $20 million, 19.9% of the issued and outstanding common and preferred stock of the Company valued at approximately $12.7 million and transaction costs of approximately of $7.2 million.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Current assets	$17,441
Property and equipment	23,712
Intangible assets	31,860
Goodwill	95,412
Other assets	10.219
Total assets acquired	178,644
Current liabilities	38,134
Other long-term liabilities	750
Total liabilities assumed	38.884
Net assets acquired	$139,760

The fair values of the assets acquired and liabilities assumed were determined by a third-party appraisal firm.

Merchandise Inventories, page F-8

56.                            We note that you determine the cost of your inventories using the retail method, which you state approximates FIFO.  Explain to us in detail why your application of the retail inventory method approximates FIFO as opposed to average cost.  Please clarify whether your disclosure means your retail inventory formula calculates cost based on a FIFO cost flow assumption.  Please refer to textbook examples to support whether your retail inventory method represents a FIFO or average cost flow assumption.

Response:                               The description of how the Company accounts for Merchandise Inventories has been revised in accordance with the Staff’s comment.  See page F-8.

Cost of Sales and Occupancy Costs, page F-11

57.                            We note that this line item includes store rental costs and property taxes.  Please revise your disclosures to clarify whether this category also includes rental costs and property taxes for your bakery and warehouses.  If not, please revise your disclosures as appropriate to indicate how you classify costs related to your bakery and warehouses.

Response:                               The Company has revised the disclosure to state that occupancy costs include store, bakery and warehouse rental costs and property taxes, in accordance with the Staff’s comment.  See page F-11.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

Recently Issued Accounting Pronouncements, page F-15

58.                           Please expand your disclosure for each accounting pronouncement to also disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt each recently issued accounting standard, assuming you remain an emerging growth company as of such date.  Please refer to Question 14 of the Staff’s “Jumpstart Our Business Startups Act, Frequently Asked Questions” Issued April 16, 2012 available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.  Please make similar revisions to your discussion of recently issued accounting pronouncements within MD&A.

Response:                               The Company advises the Staff that because the pronouncements described in Recently Issued Accounting Pronouncements have been adopted, the extended transition periods provided by the JOBS Act did not come into effect and therefore have not been disclosed.

Note 11.  Multiemployer Plan and Employee Benefit Plan, page F-27

59.                            Please revise to also disclose the information required by ASC 715-80-50c about the multiemployer plan as of April 3, 2011.

Response:                               Note 11 (renumbered as note 12) has been revised in accordance with the Staff’s comment.  See pages F-28 and F-29.

60.                            We note your disclosure that at the date your financial statements were issued, certain Forms 5500 were not available.  Please tell us whether information was available to you for any periods covered by your statements of operations concerning whether your contributions represent more than five percent of total contributions to the plan.  If so, please disclose the information required to be disclosed by ASC 715-80-50-5e.  We note that you are only required to provide information as indicated in the plan’s most recently available annual report and to state the year-end date of the plan to which that annual report relates.  Please revise or advise.

Response:                               Note 11 (renumbered as note 12) has been revised in accordance with the Staff’s comment.  See pages F-28 and F-29.

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

Note 13.  Commitments and Contingencies, page F-30

Other Contingencies, page F-32

61.                           We note your disclosure that you do not believe that the resolution of your utility services matter will have a material adverse effect on your financial condition or results of operations.  You also disclose that in the opinion of your management the ultimate liability with respect to actions filed against the company for other legal proceedings and claims which arise in the ordinary course of business will not materially affect your financial position or results of operations.  It is unclear whether unasserted claims that are probable of assertion are included in your assessment of materiality.  In addition, it is unclear whether you believe it is reasonably possible that the resolution of these matters could be material to your cash flows and liquidity.  Please revise your disclosures to make this clear.  If it is reasonably possible that the reasonably possible loss or range of loss may be material in relation to your liquidity or cash flows, please revise to disclose the amount of such loss or range of loss.

Response:                               The Company has revised its disclosures of Other Contingencies in accordance with the Staff’s comment.  See page F-33.

Item 17.  Undertakings, page II-3

62.                            Please revise to provide the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Response:                               The Company has revised the undertakings in response to the Staff’s comment.  See pages II-3 and II-4.

* * *

We thank you for your prompt attention to this submission.  If you have any questions or comments concerning this submission, please do not hesitate to call or e-mail Roy Goldman at (212) 318-3219  (e-mail:  rgoldman@fulbright.com) or Manny Rivera at (212) 318-3296 (e-mail:  mgrivera@fulbright.com).

Very truly yours,

/s/ Manuel G. Rivera

Manuel G. Rivera

Mara H. Ransom, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance

September 24, 2012

cc:                              Dietrich King, U.S. Securities and Exchange Commission
Sondra Snyder, U.S. Securities and Exchange Commission
Jennifer Thompson, U.S. Securities and Exchange Commission
Angie Kim, U.S. Securities and Exchange Commission
Lilyanna Peyser, U.S. Securities and Exchange Commission
Herbert Ruetsch, Fairway Group Holdings Corp.
William E. Sanford, Fairway Group Holdings Corp.
Nathalie Augustin, Esq., Fairway Group Holdings Corp.

Linda M. Siluk, Fairway Group Holdings Corp.
Robert Evans III, Shearman & Sterling LLP
Paul Jacobs, Esq., Fulbright & Jaworski L.L.P.
Roy L. Goldman, Esq., Fulbright & Jaworski L.L.P.